SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

              for the period ended  02 October, 2009

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1 Transaction in Own Shares released on 03 September 2009
EXHIBIT 1.2 Transaction in Own Shares released on 09 September 2009

EXHIBIT 1.3 Director/PDMR Shareholding released on 10 September 2009

EXHIBIT 1.4 Transaction in Own Shares released on 11 September 2009

EXHIBIT 1.5 Director/PDMR Shareholding released on 11 September 2009

EXHIBIT 1.6 Transaction in Own Shares released on 15 September 2009

EXHIBIT 1.7 Transaction in Own Shares released on 16 September 2009

EXHIBIT 1.8 Director/PDMR Shareholding released on 16 September 2009

EXHIBIT 1.9 Transaction in Own Shares released on 18 September 2009

EXHIBIT 2.0 Transaction in Own Shares released on 22 September 2009

EXHIBIT 2.1 Director/PDMR Shareholding released on 23 September 2009

EXHIBIT 2.2 Director/PDMR Shareholding released on 24 September 2009

EXHIBIT 2.3 Transaction in Own Shares released on 25 September 2009

EXHIBIT 2.4 Transaction in Own Shares released on 29 September 2009

EXHIBIT 2.5 Total Voting Rights released on 30 September 2009

EXHIBIT 2.6 Transaction in Own Shares released on 02 October 2009

                *********************

EXHIBIT 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

3 September
 2009

BP p.l.c. announces that on
2 September
 2009
 it transferred to participants in its employee share schemes
2,442
ordinary shares at prices

between
350.00
 pence
 and
487.00
pence.
These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds
1,876,764,578
ordinary shares in Treasury, and has
18,744,335,538
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

9
 September
 2009

BP p.l.c. announces that on
7
 September
 2009
 it transferred to participants in its employee share schemes
458,190
ordinary shares at prices
between
386.00
 pence
 and
500.00
pence.
These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,876,306,388
ordinary shares in Treasury, and has
 18,745,169,970
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.3

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 10 September 2009

BP p.l.c was advised on 10
 September 2009 by Fidelity Stock Plan Services that the following senior executives (persons discharging managerial responsibility) received the numbers of BP ADSs shown opposite their names on 8 September 2009 at US$
54.16
 per ADS as a result of the reinvestment of dividends on shares held by them under the BP Deferred Annual Bonus Plan:-

Ms S.
 Bott

         554.018 ADSs (equivalent to approximately 3,324
      ordinary shares)
Mr H. L. McKay
     432.721 ADSs (equivalent to approximately 2,596

                      ordinary shares

The following numbers of ADSs were further received on 8 September 2009 at US$54.16 per ADS following the reinvestment of dividends on shares held under the BP Executive Performance plan:-

Ms S.
 Bott

118
.
225
 ADSs (equivalent to approximately
709

      ordinary shares)
Mr H. L. McKay

197.041
 ADSs (equivalent to approximately
1,182

                      ordinary shares

Ms S. Bott also received 527.21 ADSs (equivalent to approximately 3,163 ordinary shares)
 on 8 September 2009 at US$54.16 per ADS
 as a result of the reinvestment of dividends on shares held by her in the BP Restricted Share Plan.

This notice is given in fulfilment of the obligations under
DTR3.1.4 (1)(a)R.

EXHIBIT 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

11
 September
 2009

BP p.l.c. announces that on
10
 September
 2009
 it transferred to participants in its employee share schemes
219,901
ordinary shares at prices
between
386.00
 pence
 and
500.00

pence
. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,876,086,487
ordinary shares in Treasury, and has
18,745,767,097
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.5

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 11 September 2009

BP p.l.c. was advised on
10
September
 2009
 by Computershare Plan Managers that on
10
September
 2009
the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £
5.5405
 per share through participation in the BP ShareMatch UK Plan:-

Directors

Dr A.B. Hayward

59
shares
Mr I.C. Conn

59
 shares

Other
Persons Discharging Managerial Responsibilities

Mr R.
 Bondy

59
 shares
Mr S. Westwell

62
shares

This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

EXHIBIT 1.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

15
 September
 2009

BP p.l.c. announces that on
14
 September
 2009
 it transferred to participants in its employee share schemes
230,481
ordinary shares at prices

between
386.00
 pence
 and
500.00
pence.
These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,875,856,006
ordinary shares in Treasury, and has

 18,746,940,466
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

16
 September
 2009

BP p.l.c. announces that on
15
 September
 2009
 it transferred to participants in its employee share schemes
1,304,449
ordinary shares at prices
between
446.00
 pence
 and
554.05

pence.
These shares were previously held as treasury shares.

Following the above transaction
,
 BP p.l.c. holds

1,874,551,557
ordinary shares in Treasury, and has
 18,748,334,933
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 1.8

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 16 September 2009

BP p.l.c. was
 advised by
Equiniti
on 16 September 2009
 that
Mrs C.F. S. Conn, a connected person of
Mr I.
 C. Conn, a
 Director of BP p.l.c.,
 received
465 BP Ordinary shares
(ISIN number GB0007980591) on
8
 September 2009
 @ £
5.418717
per share,
through the BP Dividend Reinvestment Plan.

This notice is given in fulfilment of the obligations under DTR3.1.4 (1)(a)R.

EXHIBIT 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

18
 September
 2009

BP p.l.c. announces that on
17
 September
 2009
 it transferred to participants in its employee share schemes
97,305
ordinary shares at prices
between
386.00
 pence
 and
500.00
pence.
These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,874,454,252
ordinary shares in Treasury, and has
 18,748,505,978
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.0

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

22
 September
 2009

BP p.l.c. announces that on
21
 September
 2009
 it transferred to participants in its employee share schemes
154,833
ordinary shares at prices
between
386.00
 pence
 and
500.00
pence
. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,874,299,419
ordinary shares in Treasury, and has
 18,748,745,135
ordinary shares in issue (excluding Treasury shares).

Enquiries
: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.1

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 23 September 2009

We were advised on
22 September 2009
 by
Wells Fargo Shareowner Services
 that the following Directors of BP p.l.c. received the numbers of BP ADSs (ISIN no.
US0556221044)
shown opposite their names below on
8
 September 2009
 @ $
54.066
per ADS under the Company's
US
 dividend reinvestment plan:-

Mr. E.B. Davis, Jr

124.560
 ADSs
(equivalent to approximately
747
 Ordinary shares)

Mr. I.C. Conn

118.943
 ADSs

(equivalent to approximately
714
 Ordinary Shares)

This notice is given in fulfilment of the obligations under section 324(5) of the Companies Act 1985 and DR3.1.4 (1)(a)R.

EXHIBIT 2.2

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 24 September 2009

BP p.l.c. was advised on 23 September 2009 by Computershare Plan Managers that the following Directors and senior executives
 (all persons discharging managerial responsibility in BP p.l.c.) received the numbers of BP ordinary shares (ISIN number GB0007980591) and at the prices shown opposite their names on 8 September 2009, as a result of reinvestment of dividends on shares held through the BP Sharematch UK, BP Sharematch UK (Overseas) and BP Global Sharematch Plans
:-

Name

No. Shares
     Price

Dr A. B. Hayward

117 shares
      £5.43 per share
Mr I. C. Conn

117 shares
      £5.43 per share
Mr A. G. Inglis

88 shares
      £5.43 per share
Mr R. Bondy

14 shares
      £5.43 per share
Mr S. Westwell

21 shares
      £5.43 per share
Mr S. Westwell

8 shares
      £5.418717 per share

In addition, the following also
received the numbers of BP Ordinary shares shown opposite their names on
18 September 2009
 @ £
5.418717
per
share, as a result of the reinvestment of dividends on shares held by them:-

Mr I.Conn Dr A. Hayward Mr A. Inglis Mr R. Bondy Mr S. Westwell	743 shares 1,524 shares 747 shares 1,289 shares 814 shares

BP p.l.c. was
further informed
that the following
directors and senior executives (persons discharging managerial responsibility)
received the numbers of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names on
18 September 2009
 @ £
5.445811
per
share as a
result of reinvestment of dividends on
restricted
share
 units
 held by them in the
BP Deferred Annual Bonus Plan
:-

Mr R. Bondy Mr S. Westwell	1,844 shares 1,990 shares

In addition, the following also
received the numbers of BP Ordinary shares shown opposite their names on
18
 September 2009
 @ £
5.445811
per
share, as a result of the reinvestment of dividends on restricted share units held by them in the BP Executive Performance Plan:-

Mr R. Bondy Mr S. Westwell	716 shares 954 shares

Mr R. Bondy also received 2,185 Ordinary shares
on
18 September 2009
 @ £
5.445811
per
share, as a result of the reinvestment of dividends on restricted share units held through the BP Restricted Share Plan.

Mr I Conn,
received 574 ordinary shares on 18 September 2009
 @ £
5.445811 per share, as a result of the reinvestment of dividends on shares held by him in the BP Long Term Performance Plan.

This notice is given in fulfilment of the obligations under
DTR3.1.4 (1)(a)R.

EXHIBIT 2.3

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

25
 September
 2009

BP p.l.c. announces that on
24
 September
 2009
 it transferred to participants in its employee share schemes
71,125
ordinary shares at prices

between
386.00
 pence
 and
500.00
pence
. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds
1,874,228,294
ordinary shares in Treasury, and has
 18,748,980,930
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

29
 September
 2009

BP p.l.c. announces that on
28
 September
 2009
 it transferred to participants in its employee share schemes
118,679

ordinary shares at prices
between
386.00
 pence
 and
500.00
pence.
These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,874,109,615

ordinary shares in Treasury, and has
 18,749,113,433
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

EXHIBIT 2.5

BP p.l.c - Director/PDMR Shareholding
BP p.l.c. - 30 September 2009

BP p.l.c.

Voting Rights and Capital -
Transparency Directive Disclosure

London

30 September
 2009

Pursuant to
Disclosure and
Transparency
Rule 5.6
:-

-
The issued share capital of BP p.l.c. comprised
18,748,994,754
 ordinary shares

par value US$0.25 per share,
excluding shares held in treasury and those bought back for cancellation, and 12,706,
252 preference shares, par value £1 per share.
Both the ordinary shares and the preference shares have voting rights.
 Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

-
The total number of voting rights in BP p.l.c. is
18,754,077,254.
This figure excludes (i)
1,874,228,294
 ordinary shares which have been bought
 back and held in treasury by BP; and (ii)
112,803,287
 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

EXHIBIT 2.6

BP p.l.c. - Transaction in Own Shares
BP p.l.c.
-

2 October
 2009

BP p.l.c. announces that on
1
October
 2009
 it transferred to participants in its employee share schemes
38,433

ordinary shares at prices
between
386.00
 pence
 and
500.00
pence
. These shares were previously held as treasury shares.

Following the above transaction,
 BP p.l.c. holds

1,874,071,172
ordinary shares in Treasury, and has
18,749,153,376
ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c. Tel: 020 7496 4632

                  **********************

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 05 October, 2009

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary